Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

FIRST PLACE FINANCIAL CORP.

First Place Financial Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the board of directors of the Corporation resolutions were duly adopted setting forth a proposed amendment to Article Fourth, Section A of the Amended and Restated Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and directing that the proposed amendment be considered at the next annual meeting of stockholders of said Corporation.

SECOND: That thereafter, the annual meeting of stockholders of said Corporation was called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That Article Fourth, Section A, of the Amended and Restated Certificate of Incorporation of First Place Financial Corp. is amended to read as follows:

A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty-six million (56,000,000) consisting of:

1.	Three million (3,000,000) shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”); and

2.	Fifty-three million (53,000,000) shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”).

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed, acknowledged and signed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation on behalf of the Corporation this 6th day of February, 2009.

By:	/s/ J. Craig Carr
J. Craig Carr
General Counsel and Corporate Secretary